American Midstream Partners, LP

2103 CityWest Blvd., Suite 800

Houston, Texas 77042

January 27, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Attention:	Ms. Mara L. Ransom

Re:	American Midstream Partners, LP Registration Statement on Form S-4 File No. 333-214770

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, American Midstream, LP, a Delaware limited partnership (the “Partnership”), hereby requests that the effective date of the above-named Registration Statement (the “Registration Statement”) be accelerated so that the same will become effective as of 9:00 a.m. Eastern Time on Tuesday, January 31, 2017, or as soon as is practicable thereafter.

The Partnership hereby acknowledges that the disclosure in the Registration Statement is the responsibility of the Partnership and further acknowledges that it is the Securities and Exchange Commission (the “SEC”) staff’s view that SEC staff comments or changes in response to SEC staff comments in the Registration Statement and the declaration of effectiveness may not be asserted as a defense in any proceeding which may be brought by the SEC or any person under the federal securities laws of the United States. The Partnership also acknowledges the SEC staff’s position that should the SEC or its staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the SEC from taking any action with respect to the filing and the Partnership will not assert the effectiveness of the Registration Statement as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. The Partnership further acknowledges that the action of the SEC or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve the Partnership from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement.

The Partnership acknowledges its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement.

Please call David Taylor of Locke Lord LLP at (713) 226-1496 as soon as the Registration Statement has been declared effective. Thank you.

Sincerely,

/s/ Eric Kalamaras

Eric Kalamaras
Senior Vice President and Chief Financial Officer